UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                                 (RULE 13D-102)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULES 13D-1(B), (C) AND (D)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(B)




                               Ion Networks, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                     Common Stock, $.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   46205P-10-0
 ------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 October 8, 2001
           -----------------------------------------------------------
             (Date of Event which requires filing of this Statement)

                          Check the appropriate box to
                           designate the rule pursuant
                           to which this Statement is
                                     filed:

                                [ ] Rule 13d-1(b)

                                [X] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                       13G
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CUSIP NO. 46205P-10-0                            PAGE    2    OF   5    PAGES
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    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Kam M. Saifi
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]

                                                                        (b) [X]
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    3       SEC USE ONLY

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    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

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      NUMBER OF
        SHARES             5      SOLE VOTING POWER
     BENEFICIALLY                          2,000,000(1)
       OWNED BY
         EACH      -------------------------------------------------------------
      REPORTING
        PERSON             6      SHARED VOTING POWER
         WITH                                  0
                   -------------------------------------------------------------
                           7      SOLE DISPOSITIVE POWER

                                           250,000(1)
                   -------------------------------------------------------------

                           8 SHARED DISPOSITIVE POWER
                                               0
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    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     2,000,000(1)

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    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                     9.5%(1)

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12          TYPE OF REPORTING PERSON*

                              IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------
(1) See Item 4(a).
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CUSIP NO. 46205P-10-0                            PAGE    3    OF   5    PAGES
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Item 1(a)               Name of Issuer:

                        Ion Networks, Inc.

Item 1(b)               Address of Issuer's Principal Executive Offices:

                        1551 South Washington Avenue

                        Piscataway, New Jersey 08854

Item 2(a)               Name of Person Filing:

                        Kam Saifi

Item 2(b)               Address of Principal Business Office or, if none, Residence:

                        1551 South Washington Avenue
                        Piscataway, New Jersey 08854

Item 2(c)               Citizenship:

                        United States of America

Item 2(d)               Title of Class of Securities:

                        Common Stock, $.001 par value per share

Item 2(e)               CUSIP Number:

                        594915-20-9

Item 3                  Not Applicable

Item 4(a)               Amount Beneficially Owned

                        As of October ____, 2001: 2,000,000 shares of Common Stock.

                        The Reporting Person acquired 2,000,000 shares through a restricted stock grant pursuant to his employment agreement with the Issuer. Of the 2,000,000 shares, 1,750,000 shares are unvested. The unvested shares are subject to certain rights of the Issuer to repurchase such shares, at the same price the Reporting Person purchased such shares, in the event of termination of the Reporting Person's employment. These shares vest, and the repurchase rights accordingly lapse, on the dates and with respect to the number of shares as follows:

                        550,000 shares - September 30, 2002; 150,000 shares -
                        December 31, 2002 and 150,000 shares at the end of each fiscal quarter thereafter, ending with the fiscal quarter ending September 30, 2004.

                        Pursuant to the employment agreement, certain events may cause the acceleration of the vesting of the shares and the corresponding lapse of the Issuer's repurchase rights.
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CUSIP NO. 46205P-10-0                            PAGE    4    OF   5    PAGES
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                        In addition, the Reporting Person has granted the Issuer
                        an irrevocable proxy to vote all of 2,000,000 shares on any matter, until such shares are sold in public market sales.

                        The Reporting Person is the brother of Cameron Saifi, the Issuer's Executive Vice President and Chief Operating Officer. The Reporting Person's brother has acquired 600,000 shares of the Issuer's common stock, (subject to a similar vesting schedule and repurchase rights), at the same time that the Reporting Person acquired his shares. The Reporting Person disclaims the existence of a group between himself and his brother.

                        In addition to the 2,000,000 shares, pursuant to the Reporting Person's employment agreement, the Reporting Person has the right to be appointed to the Issuer's Board of Directors and to designate one other individual to be so appointed.

Item 4(b)               Percent of Class: 9.5%

Item 4(c)               Number of shares as to which such person has:

                        (i)      sole power to vote or to direct the vote:  2,000,000
                        (ii)     shared power to vote or to direct the vote:  0
                        (iii)    sole power to dispose or to direct the disposition of 250,000
                        (iv)     shared power to dispose or to direct the disposition of:  0

Item 5                  Ownership of Five Percent or Less of a Class:

                        Not applicable.

Item 6                  Ownership of More than Five Percent on Behalf of Another Person:

                        Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                        Not applicable.

Item 8                  Identification and Classification of Members of the Group:

                        Not applicable.

Item 9                  Notice of Dissolution of Group:

                        Not applicable.

Item 10                 Certification:

                        Not applicable.

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CUSIP NO. 46205P-10-0                            PAGE    5    OF   5    PAGES
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                              October 26, 2001
                                                           ---------------------
                                                              (Date)


                                                           /s/ Kam Saifi
                                                           ---------------------
                                                              (Signature)


                                                              Kam Saifi
                                                           ---------------------
                                                              (Name)
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